UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                                 BLYTH HOLDINGS, INC.
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                            (Title of Class of Securities)

                                       096434105
                                    (CUSIP Number)

                                   Mark D. Whatley
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   April 22, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 1 of 4





          CUSIP No. 096434105        SCHEDULE 13D               Page 2 of 4




       1   Name of Reporting Person              ASTORIA CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3160631

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                    946,800
         NUMBER OF
          SHARES          8    Shared Voting Power                       -0-
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power               946,800
         REPORTING
        PERSON WITH       10    Shared Dispositive Power                  -0-


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         946,800

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                [ ]

       13   Percent of Class Represented by Amount in Row 11             4.8%

       14   Type of Reporting Person                                         PN





          CUSIP No. 096434105        SCHEDULE 13D               Page 3 of 4



     Item 1.   Security and Issuer

          This Amendment No. 1 to Schedule 13D ("Amendment") relates to shares of common stock, $0.01 par value (the "Common Stock"), of Blyth Holdings, Inc. (the "Issuer"). The principal executive office of the Issuer is 989
     E. Hillsdale Blvd. #400, Foster City, California  94404.

     Item 2.   Identity and Background

          This Amendment is filed on behalf of Astoria Capital Partners, L.P., whose principal business office address is 735 Second Avenue, San Francisco, California 94118.

          Astoria Capital Partners, L.P. is an investment limited partnership, whose general partners are Richard W. Koe and Astoria Capital Management, Inc. Astoria Capital Management, Inc. is an investment advisor registered as such with the SEC and in various states. Astoria Capital Management, Inc.'s president and sole shareholder is Richard W. Koe. The business address of Astoria Capital Management, Inc. and Richard W. Koe is 735 Second Avenue, San Francisco, California 94118.

          None of Astoria Capital Partners, L.P., Astoria Capital Management, Inc. or Richard W. Koe have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of Astoria Capital Partners, L.P., Astoria Capital Management, Inc. or Richard W. Koe have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Astoria Capital Partners, L.P. is a California limited partnership, Astoria Capital Management, Inc. is a California corporation and Richard W. Koe is a United States citizen.

     Item 3.   Source and Amount of Funds or Other Consideration

          Funds for the purchases of Common Stock were obtained from the working capital of Astoria Capital Partners, L.P.

     Item 4.   Purpose of Transaction.

          The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Astoria Capital Partners, L.P. may acquire additional securities of the Issuer, or, alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.





          CUSIP No. 096434105        SCHEDULE 13D               Page 4 of 4



     Item 5.   Interest in Securities of the Issuer

     (a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Amendment, which Items are incorporated by reference herein. Of the shares beneficially owned, all 946,800 shares are owned by Astoria Capital Partners, L.P.

     (c) Astoria Capital Partners, L.P. effected the following transactions through registered broker-dealers: On April 18, 1997, purchased 100,000 shares of Common Stock at a price of $0.80 per share. On April 22, 1997, purchased 135,000 shares of Common Stock at a price of $0.90 per share. On April 23, 1997, purchased 56,000 shares of Common Stock at a price of $0.80 per share.

     (d)       Not applicable.

     (e) On April 22, 1997, the Issuer announced, via a press release, that the total outstanding shares of Common Stock had increased to approximately 19,861,000, indicating that Astoria Capital Partners, L.P. had ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None.

     Item 7.   Material to be Filed as Exhibits

          None.


                                      Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  May 8, 1997.

                                        ASTORIA CAPITAL PARTNERS, L.P.


                                        /s/ Richard W. Koe
                                        __________________________________
                                        By: Richard W. Koe
                                        Its: General Partner